Exhibit 4.5
EMPLOYMENT AGREEMENT

This Agreement is made by and between AETERNA ZENTARIS INC., a corporation duly incorporated under the laws of Canada, having its head office at 1405 Parc-Technologique Blvd., Quebec, QC G1P 4P5 (the Corporation) and DAVID DODD, domiciled at [civic address redacted for privacy reasons], South Carolina, USA (the Executive) and shall be effective as of April 15, 2013 (the "Effective Date").:
SECTION 1 – PURPOSE:

1.1
The Corporation wishes to employ at the Effective Date the Executive as its President and Chief Executive Officer and the Executive wishes to be employed at the Effective Date by the Corporation on the terms and conditions set forth herein.

1.2
The Executive shall report directly to the Corporation's Board of Directors (the "Board") and all other employees of the Corporation and each other corporation or other organization which is controlled directly or indirectly by the Corporation (each an "Affiliate" and collectively the "Affiliates") shall report directly or indirectly to the Executive..

SECTION 2 – DUTIES:

2.1
The Executive agrees to devote his business time, attention, skill and efforts to the faithful performance and discharge of his duties and responsibilities as the President and Chief Executive Officer of the Corporation in conformity with professional standards, in a prudent and workmanlike manner and in a manner consistent with the obligations imposed under applicable law. The Executive shall promote the interests of the Corporation and its Affiliates in carrying out the Executive's duties and responsibilities and shall not deliberately and knowingly take any action, or fail to take any action which failure could, or reasonably be expected to, have a material and adverse effect on the business of the Corporation or any of its Affiliates.

2.2
The Executive and the Corporation agree that the Executive's principal place of business initially will be at the Corporation's office in New Jersey and, further, that any reassignment of his principal place of business will be to a place in the United States mutually agreed upon by the Executive and the Chairman of the Board. The Executive understands that his duties and responsibilities will require him to travel on a regular basis to Canada and Europe as well as to other locations in the world from time to time to further the business and interests of the Corporation.

2.3
The Executive discloses, represents and affirms that he has no obligation toward any person or entity, including former employers, that would be incompatible with this Agreement or that could create an impediment to or conflict of interest with the performance of his duties with the Corporation and its affiliates.

2.4
The Executive shall be appointed as, or nominated for election as, and recommended for election as, a member of the Board at the first opportunity to effect such appointment or nomination. The Executive also shall be appointed as the Managing Director of the Corporation's Affiliate, Aeterna Zentaris GmbH either on or as soon as practical after the Effective Date. The Executive shall receive no compensation for his services under this Section 2.4 in addition to his compensation otherwise payable under this Agreement.

2.5
The Corporation and the Executive agree that the Executive may continue to sit upon the board of directors of any corporations or organizations on which he serves on the Effective Date as long as the Chairman of the Board and the Executive mutually agree that his membership on any such board of directors does not unreasonably interfere with the performance of Executive's duties and responsibilities under this Agreement and, solely with the prior written authorization of the Chairman of the Board, the Executive may serve on any other board of directors
SECTION 3 – COMPENSATION:

3.1
Annual Base Salary. The Corporation shall pay the Executive a base annual salary (the Base Salary) which initially shall be FOUR HUNDRED AND SEVENTY FIVE THOUSAND DOLLARS US (US$475,000), subject to applicable taxable withholding and deductions and payable in accordance with the Corporation's standard payroll practice for executive officers. The Base Salary shall be reviewed annually by the Board or a committee of the Board and may be increased in accordance with the Corporation's compensation policy. Finally, all or part of the Executive's Base Salary may be paid through the Affiliate doing business at his principal place of business to facilitate proper tax withholding for the Executive and his participation in the employee benefit plans described in Section 5.1.

3.2
Annual Cash Bonus. The Executive shall be eligible to earn an annual cash bonus (the Annual Bonus), which shall be computed in the target range of 65% to 75% of the Executive's Base Salary. Such Annual Bonus will be calculated upon the achievement of performance objectives that will be established by the Board in consultation with the Executive within thirty (30) days prior to the beginning of a fiscal year. For 2013, any Annual Bonus awarded will be based upon performance objectives established by the Board in consultation with the Executive and subject to pro-ration for the period of service from the Effective Date through the end of 2013. The granting of an Annual Bonus is also based on the business performance of the Corporation and subject to approval by the Board. The Annual Bonus, if any, payable for any calendar year shall be paid no later than March 15 of the following calendar year. Finally, if the Executive's employment terminates (other than for Cause) on or after July 1 of a calendar year, he shall be entitled to the payment of a pro-rata part of any Annual Bonus, which would have been payable if he had continued to be employed by the Corporation through the end of such calendar year.

3.3
Stock Options. Subject to any required shareholder or regulatory approval, the Executive shall be eligible to receive an annual grant of stock options to purchase shares of the Corporation's publicly traded common stock (the "Common Stock"), targeted to, but not limited to, the range of 200,000 to 250,000, subject to vesting, exercise, pricing and all other applicable terms of the Corporation's Stock Option Plan. Granting of such annual stock options shall also be subject to the prior approval of the Board, which may adjust upwards or downwards the number of options granted, depending on the number of options available annually. If any shareholder or regulatory approval is required, the Corporation shall promptly undertake all reasonable efforts to secure such approval. For the calendar year 2013 and subject to the approvals described in this paragraph 3.3, the Corporation shall grant 300,000 stock options to the Executive as of the Effective Date and at a strike price equivalent to the share price at the close of the preceding business day, which is anticipated to be April 12, 2013.

3.4
Retention Bonus. The Corporation shall pay the Executive a two-part retention bonus as follows: (1) the Corporation shall pay the Executive a retention bonus if he remains employed through Decemer 31, 2014 equal to (a) the excess, if any, of the closing price of a share of Common Stock on the last regular trading day in 2014 over the share price at the close of the business day immediately before the Effective Date times (b) 175,000; and, (2) the Corporation shall pay the Executive a retention bonus if he remains employed through December 31, 2015 equal to (a) the excess, if any, of the closing price of a share of Common Stock on the last regular trading day in 2015 over the share price at the close of the business day immediately before the Effective Date times (b) 200,000. The bonuses payable in (1) and (2) herein shall be paid in US dollars no later than March 15 of the year following the end of 2014 and 2015, respectively..

3.5
Living Assistance. The Corporation and the Executive agree that it may become necessary for the Executive to live in temporary housing or quarters at his principal place of business.. To this end, the Corporation agrees that it will pay the reasonable and necessary costs to lease temporary furnished housing or quarters for the Executive, which shall be subject to the mutual agreement of the Executive and the Chairman of the Board.

3.6
Car Allowance. The Corporation shall pay the Executive an annual, taxable car allowance of TWENTY THOUSAND US DOLLARS (US$20,000.00), payble in accordance with the Corporation's policy as it applies to executives. The Corporation shall assume and pay all related operating costs of the vehicle, including insurance, registration, maintenance, repairs and fuel expenses.

3.7
Business Expenses. The Corporation shall reimburse the Executive, upon presentation of valid receipts or vouchers, for reasonable entertainment, travel and other business expenses, incurred on behalf of or at the request of the Corporation or an Affiliate and which are in accordance with the Corporation's policies and rules; provided, however, (a) the amount of such expenses eligible for reimbursement in any calendar year shall not affect the expenses eligible for reimbursement in another calendar year; (b) no right to such reimbursement may be exchanged or liquidated for another benefit or payment; and, (c) any reimbursements of such expenses shall be made as soon as practicable under the circumstances, but in any event no later than the end of the calendar year following the calendar year in which the related expenses are incurred by the Executive.

SECTION 4 – VACATION:

4.1
The Executive shall be entitled to a paid annual vacation of four (4) weeks in accordance with the Corporation's vacation policy for executives. The Executive agrees that exercise of the vacation benefit shall be pre-arranged with the Chairman of the Board. All of the vacation benefit shall be taken during each calendar year and shall not be carried over in any amount into succeeding years. Unused vacation shall not be payable in cash to the Executive. The full annual vacation benefit shall be extended to the Executive for 2013.

SECTION 5 – OTHER BENEFITS:

5.1
Subject to eligibility requirements and participation rules, the Executive may participate in all of the employee benefit plans maintained by the Corporation and its Affiliates which are available to employees whose principal place of business is the same as the Executive's principal place of business.

SECTION 6 – TERMINATION:

6.1
At-Will Employment. Nothing in this Agreement shall be construed to alter the at-will employment relationship between the Corporation and the Executive. Subject to the terms set forth in this Agreement, either the Corporation or the Executive may terminate the Executive's employment at any time for any reason, with or without Cause, as defined in Section 6.2 below.

6.2
Termination for Cause. The Executive's employment may be terminated by the Corporation upon simple notice in writing transmitted to the Executive, without the Corporation (or any of its Affiliates) being bound to pay any compensation whatsoever if termination is for any of the following reasons, each of which constitutes Cause:

(a)
The Executive is declared bankrupt or insolvent or makes an assignment of his property or is placed under protective supervision, which situations the Executive acknowledges to be incompatible with the continuation of his employment.

(b)
The Executive becomes physically or mentally disabled to such an extent as to make him unable to perform the essential functions of his duties normally and adequately for an aggregate of six (6) months during a period of twelve (12) consecutive months. In such a case, the Executive may continue to benefit under short-term and long-term disability insurance plans, subject to the terms of such plans, if any. The Corporation's ability to terminate the Executive as a result of any disability shall be to the extent permitted by applicable state or federal law.

(c)	The Executive breaches the terms of this Agreement.

(d)	The Executive fundamentally or materially fails to perform his duties as President and Chief Executive Officer of the Corporation and/or as Managing Director of Aeterna Zentaris GmbH.

(e)	There is a conclusive determination that the Executive has committed any fraud, theft, embezzlement or other criminal act of a similar nature.

(f)	The Executive has committed serious misconduct or willful or gross negligence in the performance of his duties.

(g)	The Executive fails or refuses to follow reasonable directives of the Board.

(h)	The Executive engages in willful or reckless conduct, causing material damage to the Corporation (or its Affiliates) or the Corporation's (or its Affiliates') business.

(i)	The Executive misuses or abuses alcohol, drugs or controlled substances.

(j)	The Executive uses or discloses in an unauthorized way the Corporation's (or any of its Affiliates') confidential or trade secret information.

(k)
The Executive conducts himself publicly, by speech or behavior, in such a manner as to cause public embarrassment, scandal or ridicule to the Corporation, any of its affiliates or any of their employees.

(l)
Provided, however, no reason set forth in this Section 6.2 shall constitute Cause unless (1) the Executive upon notice is given a reasonable period to effect a cure or a correction; (2) the reason is curable or correctible as determined by the Board; and, (3) the reason clearly and adversely affects the Executive's ability to continue to perform his duties and responsibilities under this Agreement.

6.3.	Good Reason. The Executive shall have the right to resign at any time for any of the following reasons, each of which shall constitute Good Reason:

(a)
A material reduction of the Executive's total compensation (including his Base Salary, Annual Bonus opportunities, benefits and stock option grant opportunities) as in effect on the Effective Date or as thereafter increased from time to time, provided such reduction is not warranted and due to company performance.

(b)	Any change in the Executive's direct reporting relationship to the Board.

(c)	Any reduction (absent the Executive's express, written consent) in the Executive's duties and responsibilities as the Corporation's President and Chief Executive Officer.

(d)	A physical change of one hundred miles or more in the Executive's principal place of business absent his express, written consent.

(e)
Provided, however, no reason set forth in this Section 6.3 shall constitute Good Reason unless the Corporation upon express, written notice is given a reasonable period to effect a cure or a correction.

6.4.
Termination by Death. In the event of the Executive's death during his period of employment, the Corporation's obligation to make payments under this Agreement shall terminate on the date of death, except the Corporation shall pay the Executive's estate or surviving designated beneficiary or beneficiaries, as appropriate, any earned but unpaid salary and bonus and reimburse business expenses incurred but not reimbursed as of his date of death. Vesting of any stock options outstanding on the date of death shall be exercisable only to the extent the Executive's right to exercise was vested on his date of death.

6.5.
Voluntary Termination. If the event Executive wishes to resign for any reason other than Good Reason or the Corporation wishes to terminate his employment without Cause, the Executive shall give, or receive, as applicable at least thirty (30) days prior written notice of such resignation or termination, whichever is applicable. Any such notice shall not relieve either the Executive or the Corporation of their mutual obligations to perform under this Agreement or to relieve the Corporation to compensate the Executive during such notice period for any earned but unpaid salary and bonus and reimburse business expenses incurred but not reimbursed as of his date of termination.

6.6.
Termination Without Cause Or Resignation For Good Reason. In the event that the Executive has a "separation from service" within the meaning of a §409A of the US Internal Revenue Code of 1986, as amended (a "Separation from Service") as a result of the Corporation terminating the Executive's employment without Cause or the Executive resigning for Good Reason, (1) Executive's right to exercise all then outstanding stock options granted to him shall fully and immediately vest on the effective date of his Separation from Service and any outstanding and unpaid retention bonus under Section 3.4 of this Agreement shall be calculated as if the date of his Separation from Service was, as applicable, the end of 2014 and 2015 and paid to the Executive; (2) the Corporation shall pay to Executive in a lump sum (less applicable tax withholdings) an amount equal to two times the sum of his then Base Salary, his then Annual Bonus, the amount of his then car allowance (as described in Section 3.6 above); and, (3) the Corporation shall provide the benefits then provided to the Executive under Section 5 above by purchasing up to eighteen (18) months of the coverage required under the Consolidated Omnibus Budget Reconciliation Act of 1986 ("COBRA"). All payments due under this Section 6.6 shall be paid in US dollars by the Corporation no later than ten (10) business days after the date of the Executive's Separation from Service unless there is a requirement to delay the payments under this Section 6.6 for six (6) months to avoid a tax on the Executive under §409A of the US Internal Revenue Code of 1986 (the "Code"), the payment shall be so delayed by six (6) months and one day.

SECTION 7 – CHANGE OF CONTROL:

7.1	For purposes of this Section 7, a Change of Control shall be deemed to have occurred in any of the following circumstances:

(a)
Subject to the exceptions set forth in Schedule A attached hereto and incorporated within, upon the purchase or acquisition, in one or more transactions, by a Person or one or more Persons who are affiliates of one another or who are acting jointly or in concert (as such expressions are defined in the Securities Act (Ontario) (the Acquiring Person) of a beneficial interest in securities of the Corporation representing in any circumstance fifty percent (50%) or more of the voting rights attaching to the then outstanding securities of the Corporation; or

(b)	upon a sale or other disposition of all or substantially all of the Corporation's assets; or

(c)	upon a plan of liquidation or dissolution of the Corporation; or

(d)
if, for any reason, including an amalgamation, merger or consolidation of the Corporation with or into another company, the individuals who at the date hereof constitute the Board (and any new directors whose appointments by the Board or whose nomination for election by the Corporation's shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the date hereof or whose appointment or nomination for election was previously so approved cease to constitute a majority of members of the Board; or,

(e)	upon termination of Executive either without Cause or by resignation for Good Reason.

7.2
If the Executive has a Separation from Service within twelve (12) months following a Change of Control as a result of a termination of his employment by the Corporation without Cause or his resignation for Good Reason, the Executive shall receive the following:

(a)	An amount equivalent to thirty-six (36) months of his then annual base salary;

(b)	An amount equivalent to two (2) times (2x) the Annual Bonus, if any, to which the Executive would have been entitled to receive in the year during which the Change of Control occurred;

(c)
The Executive's right to exercise all then outstanding stock options granted to him shall fully and immediately vest on the date of his Separation from Service and any outstanding and unpaid retention bonus under Section 3.4 shall be calculated as if the date of his Separation from Service was, as applicable, the end of 2014 and 2015 and paid to the Executive; and,

(d)	The then annual cost to provide, or the cost to purchase by the Corporation coverage under COBRA, whichever is applicable, to provide the benefits then provided to Executive under Section 5.

7.3
The Corporation shall pay to the Executive in a lump sum in US dollars within ten (10) business days after the effective date of his Separation from Service following a Change of Control, the amounts described in 7.2 of this Section 7. In the event the Executive dies before he has received payment of these amounts, the Corporation will pay these amounts to his estate or surviving designated beneficiary or beneficiaries, as appropriate. Finally, if there is a requirement to delay the payments called for in this Section 7.3 for six (6) months to avoid a tax on the Executive under §409A of the Code, the payment shall be so delayed by six (6) months and one (1) day

7.4    If the Change of Control described in Section 7.1 constitutes a "change of control" (within the meaning of §280G of the Code) and it shall be determined at the Corporation's by a nationally recognized US certified public accounting firm selected by the Executive and reasonably acceptable to the Corporation that any vesting of any option exercise rights or payment called as a result of such Change in Control for under Section 7.2 or under any other plan or arrangement of the Corporation (whether vested or paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section 7.4) (collectively the "Payments") would be subject to the excise tax imposed by §4999 of the Code or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties are hereinafter collectively referred to as the "Excise Tax"), then the Corporation shall make a timely payment on the Executive's behalf to the US Internal Revenue Service or other applicable taxing authority (a "Gross-Up Payment") in an amount such that, if such payment had been made directly to the Executive and the Executive had paid all Excise Taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and the Excise Tax imposed upon the Gross-Up Payment, the Executive would have retained an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments plus any additional Excise Tax imposed on the Gross-Up Payment. The Corporation's obligation to make the Gross-Up Payment under this Section 7.4 shall survive the Executive's Separation from Service with the Corporation.
SECTION 8 – NO-COMPETITION, NO SOLICITATION AND LOYALTY:

8.1
The Executive shall not compete with the Corporation nor with any of its affiliates, directly or indirectly. He shall not participate in any capacity whatsoever in a business that would directly or indirectly compete with the Corporation or with any of its affiliates, specifically one involved in the development and commercialization of the specific endocrine therapies and oncology treatments, which the Corporation and its affiliates are actively developing, including, without limitation, as an executive, director, officer, employer, principal, agent, fiduciary, administrator of another's property, associate, independent contractor, franchisor, franchisee, distributor or consultant unless such participation is fully disclosed to the Board and approved in writing in advance by the Chairman of the Board. In addition, the Executive shall not have any interest whatsoever in such an enterprise, including, without limitation, as owner, shareholder, partner, limited partner, lender or silent partner. This non-competition covenant is limited as follows:

8.1.1	As to the time period, to the duration of the Executive's employment and for a period of one (1) year following the date of termination of his employment;

8.1.2
As to the geographical area, the territory in which a specific product had been actively exploited by the Corporation and/or its affiliates during the two years preceding the employment termination date. For purposes of this clause, the Corporation and its affiliates are deemed to have actively exploited such territory for such product if, during the two (2) years immediately preceding the termination date:

(i)
Distribution rights for this product were granted to a distributor of the Corporation and/or its affiliates, pursuant to a distribution agreement (exclusive or non-exclusive) except if such distribution agreement ceased to have effect, prior to the termination date, pursuant to the terms of such distribution agreement and provided that neither the Corporation nor any of its affiliates actively searched for other distributors for the territory covered by this Agreement; or if

(ii)
The Corporation and/or its affiliates have completed Phase II clinical development work for this product in this territory, or searched for commercial partners or applied to protect its intellectual property rights in relation to the product and its use, including patent applications in relation to the product or its use, which applications referred to these territories.

8.1.3
As to the nature of the activities, to duties or activities which are identical or substantially similar to those performed or carried on by the Executive during the twenty-four (24) months preceding the termination of his employment.

8.2
The foregoing stipulation shall nevertheless not prevent the Executive from buying or holding shares or other securities of a corporation or entity other than the Corporation whose securities are publicly traded on a recognized stock exchange where the securities so held by the Executive do not represent more than five percent (5%) of the voting shares of such other corporation or entity and do not allow for its control.

8.3	The Executive also undertakes, for the same period and in respect of the same territory referred to hereinabove in sub-sections 8.1.1. and 8.1.2. not to solicit clients or do anything whatsoever to induce or to lead any person to end, in whole or in part, business relations with the Corporation or any of its affiliates.

8.4
The Executive also undertakes, for the same period and in respect of the same territory referred to hereinabove in sub-sections 8.1.1. and 8.1.2. not to induce, attempt to induce or otherwise interfere in the relations which the Corporation or which any of its affiliates has with their distributors, suppliers, representatives, agents and other parties with whom the Corporation or any of its affiliates deals.

8.5
The Executive also undertakes, for the same period and in respect of the same territory referred to in sub-sections 8.1.1. and 8.1.2. not to induce, attempt to induce or otherwise solicit the personnel of the Corporation to leave their employment with the Corporation or any of its affiliates nor to hire the personnel of the Corporation or any of its affiliates for any enterprise in which the Executive has an interest.

8.6
The Executive acknowledges that the provisions of this Section 8 are limited as to the time period, the geographic area and the nature of the activities to what the parties deem necessary to protect the legitimate interests of the Corporation and its affiliates, while allowing the Executive to earn his living.

8.7
Nothing in this Section 8 shall operate to reduce or extinguish the obligations of the Executive arising at law or under this contract which survive at the termination of this Agreement in reason of their nature and, in particular, without limiting the foregoing, the Executive's duty of loyalty and obligation to act faithfully, honestly and ethically.

SECTION 9 – CONFIDENTIALITY:

9.1
The Executive acknowledges that he has received and will receive or conceive, in carrying on or in the course of his work during his employment with the Corporation, confidential information pertaining to the activities, the technologies, the operations and the business, past, present and future, of the Corporation or its affiliates or related or associated companies, which information is not in the public domain. The Executive acknowledges that such confidential information belongs to the Corporation and/or its affiliates and that its disclosure or unauthorized use could be damaging or prejudicial to the Corporation and/or its affiliates and contrary to their best interests.

Accordingly, the Executive agrees to respect the confidentiality of such information and not to make use of or disclose it to, or to discuss it with, any person, other than in the ordinary course of his duties with the Corporation and its Affiliates, or as required under applicable law, without the explicit prior written authorization of the Corporation.
This undertaking to respect the confidentiality of such information and not to make use of or disclose or discuss it to or with any person shall survive and continue to have full effect notwithstanding the termination of the Executive's employment with the Corporation, so long as such confidential information does not become public as a result of an act by the Corporation or a third party, which act does not involve the fault of one of its Executives.

9.2	The term confidential information includes, among other things:

9.2.1	products, formulae, processes and composition of products, as well as raw materials and ingredients, of whatever kind, that are used in their manufacture;

9.2.2
technical knowledge and methods, quality control processes, inspection methods, laboratory and testing methods, information processing programs and systems, manufacturing processes, plans, drawings, tests, test reports and software;

9.2.3	equipment, machinery, devices, tools, instruments and accessories;

9.2.4
financial information, production cost data, marketing strategies, raw materials supplies, suppliers, staff and client lists and related information, marketing plans, sales techniques and policies, including pricing policies, sales and distribution data and present and future expansion plans; and,

9.2.5	research, experiments, inventions, discoveries, developments, improvements, ideas, industrial secrets and know-how.

9.3
The Executive agrees to keep confidential and not disclose to any third party both the existence and the terms of this Agreement, except if disclosure is required by regulation or law In the event Executive is required to disclose the existence or terms of this Agreement pursuant to subpoena or other duly issued court order, Executive shall give prompt notice to the Corporation of such subpoena or court order to allow the Corporation sufficient opportunity to contest such subpoena or court order.

SECTION 10 – OWNERSHIP OF INTELLECTUAL PROPERTY:

10.1
The Executive hereby assigns and agrees to assign to the Corporation all of his intellectual property rights as of their creation and to make full and prompt disclosure to the Corporation of all information relating to anything made or designed by him or that may be made or designed by him during the period of his employment, whether alone or jointly with other persons, or within a period of two (2) years following the termination of his employment and resulting from or arising out of any work performed by the Executive on behalf of the Corporation (or its affiliates) or connected with any matter relating or possibly relating to any business in which the Corporation or any of its affiliates or related or associated companies is involved unless specifically released from such obligation in writing by the Corporation's Board of Directors.

10.2
In addition, the Executive renounces all moral rights in any document or work realized during the period of his employment related to his employment by the Corporation. The Executive acknowledges that the Corporation has the right to use, modify or reproduce any such document or work realized by the Executive, at its entire discretion, without the Executive's authorization and without his name being mentioned.

10.3
At any time during the period of his employment or after the termination of his employment, the Executive shall sign, acknowledge and deliver, at the Corporation's expense, but without compensation other than a reasonable sum for his time devoted thereto if his employment has then terminated, any document required by the Corporation to give effect to Section 10.1, including patent applications and documents evidencing the assignment of ownership. The Executive shall also provide such other assistance as the Corporation or one of its affiliates may require with respect to any proceeding or litigation relating to the protection or defense of intellectual property rights belonging to the Corporation or any of its affiliates.

10.4	The entirety of this Section 10 shall be binding on the Executive's heirs, assignees and legal representatives.
SECTION 11 – OWNERSHIP OF FILES AND OTHER PROPERTY:

11.1
Any property of the Corporation, including any file, sketch, drawing, letter, report, memorandum or other document, any equipment, machinery, tool, instrument or other device, any diskette, recording tape, compact disc, software, electronic communication device or any other property, which comes into the Executive's control or possession during his employment with the Corporation in the performance or in the course of his duties, regardless of whether he has participated in its preparation or design, how it may have come under his control or into his possession and whether it is an original or a copy, shall at all times remain the property of the Corporation and, upon the termination of the Executive's employment, shall promptly be returned to the Corporation or its designated representative.. The Executive may not keep a copy or give one to a third party without the prior expressly written permission of the Chairman of the Board.
SECTION 12 – TERMINATION OF PRIOR CONTRACTS:

12.1	As of the effective date hereof, this Agreement supersedes and cancels any prior agreement, verbal or written, with respect to the Executive's employment with the Corporation.
SECTION 13 – AMENDMENT OF THE AGREEMENT:

13.1	To be valid and enforceable, any amendment to this Agreement must be confirmed in writing by each of the Corporation and the Executive.
SECTION 14 – NOTICES:

14.1
Any notice given hereunder shall be given in writing and sent by registered or certified mail or hand-delivered. If such notice is sent by registered or certified mail, it shall be deemed to have been received five (5) business days following the date of its mailing if the postal services are working normally. If such is not the case, the notice must be hand-delivered or served by bailiff, at the discretion of the sender. In the case of hand-delivery or service, the notice shall be deemed to have been received the same day. It is agreed that if the delivery date is a non- business day, the notice shall be deemed to have been received on the following business day.

For purposes of mailed or hand-delivered notices to be effectively delivered under this provision, the notices must be addressed as follows:
For the Corporation, the address is: 1405 Parc-Technologique Blvd., Quebec City, Quebec, Canada G1P 4P5.
For the Executive, the address is: Mr. David Dodd, [civic address redacted for privacy reasons], South Carolina, USA
SECTION 15 – SUCCESSORS:

15.1	This Agreement shall be binding on the successors, heirs, assignees and legal representatives of all of the parties hereto.
SECTION 16 – JURISDICTION:

16.1	This Agreement shall be governed by and interpreted in accordance with the laws, including conflicts of laws, by the State of Delaware in the United States of America.
SECTION 17 – SEVERABILITY:

17.1
If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of this Agreement, which can be given effect without the invalid provisions or applications and, to this end, the provisions of this Agreement are declared to be severable.

SECTION 18 – MEDIATION:

18.1	The Corporation and the Executive hereby expressly agree that with respect to any dispute arising under this Agreement, such dispute shall be resolved through binding mediation. Any such mediation shall: (1) take place at a location mutually agreed upon by the Corporation and the Executive; and (2) be conducted by a recognized panel of three professional mediators or which can be comprised of three experienced business experts from the pharmaceutical or biotechnical industry mutually agreed upon by the Corporation and the Executive. With respect to any such mediation panel, one mediator shall be selected by the Corporation, one mediator shall be selected by the Executive, and one mediator shall be selected by mutual agreement between the Corporation and the Executive. Each of the parties hereto shall bear their own, respective costs of such mediation.
SECTION 19 – LANGUAGE:

19.1	All of the parties hereto expressly agree that this Agreement be drafted, read and interpreted in the English language.

SECTION 20 – COUNTERPARTS:

20.1.	This Agreement may be executed in counterparts, each of which shall be deemed one and the same Agreement.
SECTION 21 – REIMBURSEMENT OF LEGAL AND OTHER EXPENSES:

21.1.
The Corporation shall reimburse the Executive in a total amount not to exceed Five Thousand Dollars US (US$5,000.00) for his reasonable legal fees and expenses incurred in connection with the negotiation of this Agreement.

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NOW, THEREFORE, the Corporation and the Executive have duly signed this Agreement on the dates shown by their names below:.

AETERNA ZENTARIS INC.

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SCHEDULE A

Exceptions to the definition of Acquiring Person as used in Section 7 - Change of Control:
ACQUIRING PERSON SHALL MEAN ANY PERSON WHO IS AT ANY TIME AFTER THE DATE HEREOF THE BENEFICIAL OWNER OF FIFTY PERCENT (50%) OR MORE OF THE OUTSTANDING VOTING SHARES, PROVIDED, HOWEVER, THAT THE TERM ‘ACQUIRING PERSON' SHALL NOT INCLUDE:

(i)	the Corporation or any corporation controlled by the Corporation;

(ii)
any Person who becomes the beneficial owner of fifty percent (50%) or more of the outstanding Voting Shares as a result of one or any combination of: (a) a Voting Share Reduction: (b) an Exempt Acquisition; or (c) a Pro Rata Acquisition; provided, however, that if a Person shall become the Beneficial Owner of fifty percent (50%) or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, an Exempt Acquisition or a Pro Rata Acquisition, and thereafter becomes the Beneficial Owner of an additional one percent (1%) of any Voting Share then outstanding (otherwise than pursuant to an additional Voting Share Reduction, Exempt Acquisition or Pro Rata Acquisition), then, as of the date that such Persona becomes a Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person; or

(iii)
an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of fifty percent (50%) or more of the Voting Shares in connection with a distribution of securities pursuant to an underwriting agreement with the Corporation.

The capitalized terms used herein shall have the following definitions:

(a)
Beneficial Owner or Beneficially Own means a Person or any of such Person's affiliates or associates, as such terms are defined in Canada's National Instrument 45-106 - Prospectus and Registration Exemptions, who, by law or in equity, is deemed to own or to be the owner of any securities.

(b)
Exempt Acquisition means an acquisition whereby a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person and, in the event that a waiver is granted by the Corporation's Board of Directors, such acquisition shall be deemed not to have occurred for the purposes hereof. Any such waiver may only be given on the condition that such Person, within ten (10) days after the foregoing determination by the Corporation's Board of Directors or such later date as the Corporation's Board of Directors may determine (the Disposition Date), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person and such waiver shall only be effective if the reduction has occurred within such ten (10) day or longer period.

(c)
Person means any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, corporation, or other incorporated or unincorporated organization, syndicate or other entity.

(d)
Pro Rata Acquisition means an acquisition by a Person of Voting Shares pursuant to (i) any dividend reinvestment plan, stock purchase plan or other plan of the Corporation made available to all holders of Voting Shares (other than holders resident in any jurisdiction where participation in such plan is restricted or impractical as a result of applicable law); (ii) a stock dividend, a stock split or other event pursuant to which such Person becomes the Beneficial Owner of Voting

Shares on the same pro rata basis as all other holders of Voting Shares of the same class or series; (iii) the acquisition or exercise of rights to purchase Voting Shares distributed to all holders of Voting Shares (other than holders resident in any jurisdiction where such distribution or exercise is restricted or impractical as a result of applicable law) by the Corporation pursuant to a rights offering (but only if such rights are acquired directly from the Corporation); or (iv) a distribution of Voting Shares or convertible securities in respect thereof offered pursuant to a prospectus or by way of a private placement by the Corporation or a conversion or exchange of any such convertible security, provided that such Person does not thereby acquire a greater percentage of Voting Shares or convertible securities so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.

(e)	Voting Shares means the shares of the capital of the Corporation to which generally attach voting rights which, as of the date hereof, are the common shares of the capital of the Corporation.

(f)
Voting Share Reduction means an acquisition or redemption by the Corporation or any corporation controlled by the Corporation of Voting Shares which, by reducing the number of Voting Shares of the Corporation outstanding, increases the percentage of Voting Shares of the Corporation Beneficially Owned by any Person to fifty percent (50%) or more of the Voting Shares then outstanding.